Exhibit 99.1

Third Quarter 2025 Earnings Release

Scotiabank reports third quarter results

All amounts are in Canadian dollars and are based on our unaudited Interim Condensed Consolidated Financial Statements for the quarter ended July 31, 2025 and related notes prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), unless otherwise noted. Our complete Third Quarter 2025 Report to Shareholders, including our unaudited interim financial statements for the period ended July 31, 2025, can also be found on the SEDAR+ website at www.sedarplus.ca and on the EDGAR section of the SEC’s website at www.sec.gov. Supplementary Financial Information is also available, together with the Third Quarter 2025 Report to Shareholders on the Investor Relations page at www.scotiabank.com.

Third Quarter 2025 Highlights on a Reported Basis (versus Q3 2024)	Third Quarter 2025 Highlights on an Adjusted Basis(1) (versus Q3 2024)

• Net income of $2,527 million, compared to $1,912 million • Earnings per share (diluted) of $1.84, compared to $1.41 • Return on equity(2) of 12.2%, compared to 9.8%	• Net income of $2,518 million, compared to $2,191 million • Earnings per share (diluted) of $1.88, compared to $1.63 • Return on equity of 12.4%, compared to 11.3%

TORONTO, August 26, 2025 — The Bank of Nova Scotia (“Scotiabank”) (TSX: BNS; NYSE: BNS) reported third quarter net income of $2,527 million compared to $1,912 million in the same period last year. Diluted earnings per share (EPS) were $1.84, compared to $1.41 in the same period a year ago.

Adjusted net income(1) for the third quarter was $2,518 million and adjusted diluted EPS(1) was $1.88, up from $1.63 last year. Adjusted return on equity(1) was 12.4% compared to 11.3% a year ago.

“I want to thank all Scotiabankers for delivering a very strong quarter as we continue to execute on our strategy,” said Scott Thomson, President and Chief Executive Officer of Scotiabank. “We reported improving revenue growth which helped drive another quarter of positive operating leverage and pushed our return on equity meaningfully higher compared to the prior year. We did this all while maintaining a strong balance sheet and buying back shares.”

Canadian Banking delivered adjusted earnings(1) of $959 million, up 56% compared to the prior quarter and down 2% compared to the prior year. The continued focus on personal demand deposits contributed to quarter-over-quarter margin expansion.

International Banking generated adjusted earnings(1) of $716 million, up 7% year-over-year. Solid revenue generation and strong expense management resulted in another quarter of positive operating leverage reflecting the continued impact of productivity initiatives. Key measures of profitability also improved year-over-year.

Global Wealth Management adjusted earnings(1) were $427 million, up 13% year-over-year driven by strong revenue growth from higher mutual fund fees, brokerage revenues, and net interest income across the Canadian and International wealth businesses. Additionally, assets under management(2) of $407 billion grew 12% year-over-year.

Global Banking and Markets reported earnings of $473 million, up 29% compared to the prior year. The results were supported by strong performance in our capital markets business as well as higher fee revenue.

The Bank reported a Common Equity Tier 1 (CET1) capital ratio(3) of 13.3%.

(1) Refer to Non-GAAP Measures section starting on page 6.

(2) Refer to page 57 of the Management’s Discussion & Analysis in the Bank’s Third Quarter 2025 Report to Shareholders, available on www.sedarplus.ca, for an explanation of the composition of the measure. Such explanation is incorporated by reference hereto.

(3) The regulatory capital ratios are based on Basel III requirements as determined in accordance with OSFI Guideline - Capital Adequacy Requirements (November 2023).

Scotiabank Third Quarter Press Release 2025 1

Financial Highlights

Reported Results	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
(Unaudited) ($ millions)	2025	2025	2024	2025	2024
Operating results
Net interest income	$5,493	$5,270	$4,862	$15,936	$14,329
Non-interest income	3,993	3,810	3,502	12,002	10,815

Total revenue	$9,486	$9,080	$8,364	$27,938	$25,144
Provision for credit losses	1,041	1,398	1,052	3,601	3,021
Non-interest expenses	5,089	5,110	4,949	16,690	14,399
Income tax expense	829	540	451	2,095	1,521

Net income	$2,527	$2,032	$1,912	$5,552	$6,203
Net income attributable to non-controlling interests in subsidiaries	80	56	36	(18)	87

Net income attributable to equity holders of the Bank	$2,447	$1,976	$1,876	$5,570	$6,116
Preferred shareholders and other equity instrument holders	134	135	120	391	351
Common shareholders	$2,313	$1,841	$1,756	$5,179	$5,765

Earnings per common share (in dollars)
Basic	$1.84	$1.48	$1.43	$4.14	$4.72
Diluted	$1.84	$1.48	$1.41	$4.02	$4.66

Business Segment Review

Effective the first quarter of 2025, the Bank made voluntary changes to its allocation methodology impacting business segment presentation. The new methodology includes updates related to the Bank’s funds transfer pricing (FTP), head office expense allocations, and allocations between business segments. Prior period results and ratios for each segment have been revised to conform with the current period’s methodology. Further details on the changes are as follows:

1.

FTP methodology was updated, primarily related to the allocation of substantially all liquidity costs to the business lines from the Other segment, reflecting the Bank’s strategic objective to maintain higher liquidity ratios.

2.

Periodically, the Bank updates its allocation methodologies. This includes a comprehensive update to the allocation of head office expenses across countries within International Banking, updates to the allocation of clients and associated revenue, expenses, and balances between International Banking, Global Banking and Markets, and Global Wealth Management to align with the strategy, as well as updates to the allocation of head office expenses and income taxes from the Other segment to the business segments.

3.

To be consistent with the reporting of Scotiabank’s recent minority investment in KeyCorp, the Bank has also made changes to the reporting of certain minority investments in International Banking (Bank of Xi’an Co. Ltd.) and Global Wealth Management (Bank of Beijing Scotia Asset Management) which will now be reported in the Other segment.

Canadian Banking

Q3 2025 vs Q3 2024

Net income attributable to equity holders was $958 million compared to $977 million. Adjusted net income attributable to equity holders was $959 million, a decrease of $19 million or 2%. The decrease was due primarily to higher non-interest expenses and provision for credit losses, partly offset by higher revenues.

Q3 2025 vs Q2 2025

Net income attributable to equity holders increased $345 million or 56%. The increase was due primarily to lower provision for credit losses and higher revenues.

Year-to-date Q3 2025 vs Year-to-date Q3 2024

Net income attributable to equity holders was $2,484 million compared to $2,843 million, a decrease of $359 million or 13%. Adjusted net income attributable to equity holders was $2,486 million, a decrease of $359 million or 13%. The decrease was due primarily to higher provision for credit losses and non-interest expenses, partly offset by higher revenues.

International Banking

Q3 2025 vs Q3 2024

Net income attributable to equity holders was $670 million compared to $629 million, an increase of $41 million or 6%. Adjusted net income attributable to equity holders was $675 million, an increase of $41 million or 6%. The increase was driven by lower non-interest expenses and provision for credit losses and higher revenues. This was partly offset by higher income taxes and the negative impact of foreign currency translation.

Q3 2025 vs Q2 2025

Net income attributable to equity holders was $670 million, a decrease of $6 million or 1%. Adjusted net income attributable to equity holders was $675 million, a decrease of $6 million or 1%. The decrease was driven by higher income taxes, lower non-interest income, the negative impact of foreign currency translation and higher provision for credit losses. This was partly offset by higher net interest income and lower non-interest expenses.

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Year-to-date Q3 2025 vs Year-to-date Q3 2024

Net income attributable to equity holders was $1,997 million, an increase of $16 million or 1% from $1,981 million. Adjusted net income attributable to equity holders was $2,013 million, an increase of $15 million or 1%. The increase was driven by higher non-interest income, lower non-interest expenses and lower provision for credit losses. This was partly offset by lower net interest income, higher income taxes and the negative impact of foreign currency translation.

Financial Performance on a Constant Dollar Basis

The discussion below on the results of operations is on a constant dollar basis. Under the constant dollar basis, prior period amounts are recalculated using current period average foreign currency rates, which is a non-GAAP financial measure (refer to Non-GAAP Measures starting on page 6). The Bank believes that constant dollar is useful for readers in assessing ongoing business performance without the impact of foreign currency translation and is used by management to assess the performance of the business segment. Ratios are on a reported basis.

Q3 2025 vs Q3 2024

Net income attributable to equity holders was $670 million, an increase of $48 million or 8%. Adjusted net income attributable to equity holders was $675 million, an increase of $47 million or 7%. The increase was driven by higher revenues and lower provision for credit losses and non-interest expenses. This was partly offset by higher income taxes.

Q3 2025 vs Q2 2025

Net income attributable to equity holders was $670 million and adjusted net income attributable to equity holders was $675 million, an increase of $9 million or 1%. The increase was driven by higher net interest income. This was partly offset by higher income taxes and provision for credit losses, as well as lower non-interest income.

Year-to-date Q3 2025 vs Year-to-date Q3 2024

Net income attributable to equity holders was $1,997 million, an increase of $24 million or 1% from $1,973 million. Adjusted net income attributable to equity holders was $2,013 million, an increase of $23 million or 1%. The increase was driven by higher non-interest income. This was partly offset by lower net-interest income, and higher non-interest expenses and income taxes.

Global Wealth Management

Q3 2025 vs Q3 2024

Net income attributable to equity holders was $417 million, an increase of $50 million or 14%. Adjusted net income attributable to equity holders was $424 million, up $50 million or 13%. The increase was due primarily to higher mutual fund fees, brokerage revenues, and net interest income across the Canadian and International wealth businesses. This was partly offset by higher volume-related non-interest expenses.

Q3 2025 vs Q2 2025

Net income attributable to equity holders increased $18 million or 5%. Adjusted net income attributable to equity holders increased $19 million or 5%, due primarily to higher mutual fund fees and net interest income, partly offset by higher volume-related non-interest expenses.

Year-to-date Q3 2025 vs Year-to-date Q3 2024

Net income attributable to equity holders was $1,223 million, an increase of $185 million or 18%. Adjusted net income attributable to equity holders was $1,243 million, up $185 million or 18%. The increase was due primarily to higher mutual fund fees, brokerage revenues, and net interest income across the Canadian and International wealth businesses. This was partly offset by higher volume-related non-interest expenses.

Global Banking and Markets

Q3 2025 vs Q3 2024

Net income attributable to equity holders was $473 million compared to $368 million, an increase of $105 million or 29%. The increase was driven primarily by higher net interest income and non-interest income, partly offset by higher non-interest expenses and higher income taxes.

Q3 2025 vs Q2 2025

Net income attributable to equity holders was $473 million compared to $413 million, an increase of $60 million or 15%. The increase was driven primarily by higher non-interest income and lower provision for credit losses, partly offset by lower net interest income, higher non-interest expenses and higher income taxes.

Year-to-date Q3 2025 vs Year-to-date Q3 2024

Net income attributable to equity holders was $1,403 million compared to $1,131 million, an increase of $272 million or 24%. The increase was driven primarily by higher net interest income and non-interest income, partly offset by higher non-interest expenses, provision for credit losses and income taxes.

Other

Q3 2025 vs Q3 2024

Net loss attributable to equity holders was $71 million compared to a net loss of $465 million in the prior year. The adjusted net loss attributable to equity holders was $56 million compared to an adjusted net loss of $201 million in the prior year. The lower loss was due to higher revenues, partly offset by higher expenses and a lower income tax benefit. The higher revenues were driven mainly by higher net interest income related to asset/liability management activities which benefitted from lower interest rates, and higher income from associated corporations related to the KeyCorp investment.

Q3 2025 vs Q2 2025

Net loss attributable to equity holders improved $54 million from the prior quarter. The adjusted net loss attributable to equity holders improved $24 million from the prior quarter. The lower loss was due to higher revenues and lower non-interest expenses, which was partly offset by a lower income tax benefit. The higher revenues were due primarily to higher net interest income from lower funding costs and higher investment gains.

Scotiabank Third Quarter Press Release 2025 3

Year-to-date Q3 2025 vs Year-to-date Q3 2024

Net loss attributable to equity holders was $1,537 million compared to $877 million last year. The current year includes a net loss of $1,196 million related to the announced sale of the banking operations in Colombia, Costa Rica and Panama. Adjusted net loss attributable to equity holders was $313 million compared to $613 million last year. The lower loss was due to higher revenues, which were partly offset by higher expenses and a lower income tax benefit. The higher revenues were due primarily to higher net interest income which benefitted from lower interest rates, and higher income from associated corporations related to the KeyCorp investment.

Credit risk

Provision for credit losses

Q3 2025 vs Q3 2024

The provision for credit losses was $1,041 million compared to $1,052 million, a decrease of $11 million. The provision for credit losses ratio remains unchanged at 55 basis points.

The provision for credit losses on performing loans was $66 million compared to $82 million. The provision this period was related to credit quality migration impacting the commercial portfolios and retail portfolio growth.

The provision for credit losses on impaired loans was $975 million compared to $970 million, an increase of $5 million. The provision for credit losses ratio on impaired loans was 51 basis points, unchanged from last year. The increase in provision this quarter was due primarily to higher formations in Canadian Banking portfolios, partly offset by the International retail portfolio.

Q3 2025 vs Q2 2025

The provision for credit losses was $1,041 million compared to $1,398 million, a decrease of $357 million. The provision for credit losses ratio decreased 20 basis points to 55 basis points.

Provision for credit losses on performing loans was $66 million compared to $346 million. The provision this period was related to credit quality migration impacting the commercial portfolios and retail portfolio growth. Prior quarter provisions were impacted by the significant deterioration in the macroeconomic outlook indicators, as well as the continued uncertainty related to U.S. tariffs, impacting the Canadian retail and commercial portfolios.

The provision for credit losses on impaired loans was $975 million compared to $1,052 million, a decrease of $77 million. The provision for credit losses ratio on impaired loans was 51 basis points, a decrease of six basis points. The decrease this quarter is due primarily to lower provisions in Canadian retail across products and in the corporate loan portfolio, partly offset by higher provisions in the commercial portfolios.

Year-to-date Q3 2025 vs Year-to-date Q3 2024

The provision for credit losses was $3,601 million compared to $3,021 million. The provision for credit losses ratio increased by 10 basis points to 63 basis points.

Provision for credit losses on performing loans was $510 million compared to $134 million. The provision this year was due primarily to retail portfolio growth and the impact of a significant deterioration in the macroeconomic outlook. This also reflects the continued uncertainty related to U.S. tariffs, primarily impacting the Canadian retail and commercial portfolios.

The provision for credit losses on impaired loans was $3,091 million compared to $2,887 million, an increase of $204 million. The provision for credit losses ratio on impaired loans was 54 basis points, an increase of three basis points. The increase in provision this year was due primarily to higher formations in Canadian retail across most products, as well as in Canadian commercial.

Allowance for credit losses

The total allowance for credit losses as at July 31, 2025, was $7,386 million compared to $7,276 million in the prior quarter. The allowance for credit losses ratio was 96 basis points, an increase of one basis point. The allowance for credit losses on loans was $7,197 million, an increase of $113 million compared to last quarter. The increase was related to credit quality migration impacting the commercial portfolios and international retail portfolio growth. Allowances on impaired loans were higher due primarily to higher provisions in International Banking. The impact of foreign currency translation increased the allowance by $51 million.

The allowance for credit losses on performing loans was higher at $4,963 million compared to $4,883 million last quarter. The allowance for performing loans ratio was 67 basis points. The increase was related to credit quality migration impacting the commercial portfolios and International retail portfolio growth. The impact of foreign currency translation increased the allowance by $23 million.

The allowance on impaired loans increased by $33 million to $2,234 million from $2,201 million last quarter. The allowance for impaired loans ratio was 29 basis points, unchanged from prior quarter. The increase was due primarily to higher provisions in International Banking, and the impact of foreign currency translation of $28 million.

Impaired loans

Gross impaired loans increased to $6,890 million as at July 31, 2025, from $6,849 million last quarter. The increase was due primarily to International retail, mainly in Chile and Mexico, and higher formations in the Canadian and International commercial portfolios, as well as the impact of foreign currency translation. The gross impaired loan ratio was 90 basis points, unchanged from last quarter.

Net impaired loans in Canadian Banking were $1,486 million, a decrease of $12 million from last quarter, due primarily to higher repayments, partly offset by formations in the commercial portfolio. Net impaired loans in International Banking were $3,066 million, an increase of $60 million from last quarter, due to higher formations and the impact of foreign currency translation. Net impaired loans in Global Banking and Markets were $41 million, a decrease of $43 million from last quarter, due mainly to the write-off of one corporate account. Net impaired loans in Global Wealth Management were $63 million, an increase of $3 million from last quarter. Net impaired loans as a percentage of loans and acceptances were 0.61%, unchanged from last quarter.

4 Scotiabank Third Quarter Press Release 2025

Capital Ratios

The Bank’s CET1 capital ratio(1) was 13.3% as at July 31, 2025, an increase of approximately 10 basis points from the prior quarter, due primarily to strong internal capital generation and higher unrealized gains for FVOCI securities, partly offset by growth in risk-weighted assets and share repurchases under the Bank’s Normal Course Issuer Bid.

The Bank’s Tier 1 capital(1) and Total capital ratios(1) were 15.2% and 16.9%, respectively, as at July 31, 2025, representing decreases of approximately 20 basis points from the prior quarter, due primarily to the redemption of U.S. $1.25 billion of Subordinated Additional Tier 1 Capital Notes, partly offset by the above noted impacts to the CET1 ratio.

The Leverage ratio(2) was 4.5% as at July 31, 2025, in line with the prior quarter.

As at July 31, 2025, the CET1, Tier 1, Total capital, and Leverage ratios were well above OSFI’s minimum ratios. The TLAC and TLAC Leverage ratios(3) were 29.0% and 8.6%, respectively, as at July 31, 2025, also well above OSFI’s minimum requirements.

(1)	The regulatory capital ratios are based on Basel III requirements as determined in accordance with OSFI Guideline - Capital Adequacy Requirements (November 2023).
(2)	This measure has been disclosed in this document in accordance with OSFI Guideline – Leverage Requirements (February 2023).
(3)	This measure has been disclosed in this document in accordance with OSFI Guideline – Total Loss Absorbing Capacity (September 2018).

Scotiabank Third Quarter Press Release 2025 5

Non-GAAP Measures

The Bank uses a number of financial measures and ratios to assess its performance, as well as the performance of its operating segments. Some of these financial measures and ratios are presented on a non-GAAP basis and are not calculated in accordance with Generally Accepted Accounting Principles (GAAP), which are based on International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), are not defined by GAAP and do not have standardized meanings and therefore might not be comparable to similar financial measures and ratios disclosed by other issuers. The Bank believes that non-GAAP measures and ratios are useful as they provide readers with a better understanding of how management assesses performance. These non-GAAP measures and ratios are used throughout this report and defined below.

Adjusted results and diluted earnings per share

The following tables present a reconciliation of GAAP reported financial results to non-GAAP adjusted financial results. Management considers both reported and adjusted results and measures useful in assessing underlying ongoing business performance. Adjusted results and measures remove certain specified items from revenue, non-interest expenses, income taxes and non-controlling interests. Presenting results on both a reported basis and adjusted basis allows readers to assess the impact of certain items on results for the periods presented, and to better assess results and trends excluding those items that may not be reflective of ongoing business performance.

6 Scotiabank Third Quarter Press Release 2025

Reconciliation of reported and adjusted results

	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
($ millions)	2025	2025	2024	2025	2024
Reported Results
Net interest income	$5,493	$5,270	$4,862	$15,936	$14,329
Non-interest income	3,993	3,810	3,502	12,002	10,815

Total revenue	9,486	9,080	8,364	27,938	25,144
Provision for credit losses	1,041	1,398	1,052	3,601	3,021
Non-interest expenses	5,089	5,110	4,949	16,690	14,399

Income before taxes	3,356	2,572	2,363	7,647	7,724
Income tax expense	829	540	451	2,095	1,521

Net income	$2,527	$2,032	$1,912	$5,552	$6,203
Net income attributable to non-controlling interests in subsidiaries (NCI)	80	56	36	(18)	87

Net income attributable to equity holders	2,447	1,976	1,876	5,570	6,116
Net income attributable to preferred shareholders and other equity instrument holders	134	135	120	391	351

Net income attributable to common shareholders	$2,313	$1,841	$1,756	$5,179	$5,765

Adjustments
Adjusting items impacting non-interest income and total revenue (Pre-tax)
(a) Divestitures and wind-down of operations	$–	$9	$143	$9	$143
(b) Amortization of acquisition-related intangible assets	8	9	–	17	–

Total non-interest income and total revenue adjusting items (Pre-tax)	8	18	143	26	143

Adjusting items impacting non-interest expenses (Pre-tax)
(a) Divestitures and wind-down of operations	(23)	26	(7)	1,365	(7)
(b) Amortization of acquisition-related intangible assets	17	17	17	52	53
(c) Legal provision	–	–	176	–	176

Total non-interest expense adjusting items (Pre-tax)	(6)	43	186	1,417	222

Total impact of adjusting items on net income before taxes	2	61	329	1,443	365
Impact of adjusting items on income tax expense
(a) Divestitures and wind-down of operations	(6)	(15)	(46)	(28)	(46)
(b) Amortization of acquisition-related intangible assets	(5)	(6)	(4)	(15)	(14)

Total impact of adjusting items on income tax expense	(11)	(21)	(50)	(43)	(60)

Total impact of adjusting items on net income	$(9)	$40	$279	$1,400	$305
Impact of adjusting items on NCI	37	16	(2)	(138)	(2)

Total impact of adjusting items on net income attributable to equity holders	$28	$56	$277	$1,262	$303

Adjusted Results
Net interest income	$5,493	$5,270	$4,862	$15,936	$14,329
Non-interest income	4,001	3,828	3,645	12,028	10,958

Total revenue	9,494	9,098	8,507	27,964	25,287
Provision for credit losses	1,041	1,398	1,052	3,601	3,021
Non-interest expenses	5,095	5,067	4,763	15,273	14,177

Income before taxes	3,358	2,633	2,692	9,090	8,089
Income tax expense	840	561	501	2,138	1,581

Net income	$2,518	$2,072	$2,191	$6,952	$6,508
Net income attributable to NCI	43	40	38	120	89

Net income attributable to equity holders	2,475	2,032	2,153	6,832	6,419
Net income attributable to preferred shareholders and other equity instrument holders	134	135	120	391	351

Net income attributable to common shareholders	$2,341	$1,897	$2,033	$6,441	$6,068

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The Bank’s quarterly financial results were adjusted for the following items. These amounts were recorded in the Other operating segment, unless otherwise noted.

a)	Divestitures and wind-down of operations

On January 6, 2025, the Bank entered into an agreement to sell its banking operations in Colombia, Costa Rica and Panama in exchange for an approximately 20% ownership stake in the newly combined entity of Davivienda. On that date, the Bank recognized an impairment loss of $1,362 million ($1,355 million after-tax) as the banking operations that are part of the transaction were classified as held-for-sale. Subsequently, in Q2 2025, the Bank recognized an additional impairment loss of $26 million ($8 million after-tax) and in Q3 2025 recognized a partial reversal of the impairment loss of $23 million ($29 million after-tax). These subsequent changes represent changes in the carrying value of the assets being sold, as well as changes in foreign currency. These amounts were recorded in non-interest expenses - other. For further details, please refer to Note 20 of the Q3 2025 Quarterly Report to Shareholders.

In Q2 2025, the Bank completed the sale of CrediScotia Financiera S.A. (CrediScotia), a wholly-owned consumer finance subsidiary in Peru, to Banco Santander S.A. (Espana). The Bank recognized an additional loss of $9 million in non-interest income – other upon closing. In Q3 2024, the Bank had recognized an impairment loss of $143 million in non-interest income – other and a recovery of expenses of $7 million in non-interest expenses – salaries and employee benefits (collectively $90 million after-tax), the majority of which related to goodwill. For further details, please refer to Note 20 of the Q3 2025 Quarterly Report to Shareholders.

b)	Amortization of acquisition-related intangible assets

These costs relate to the amortization of intangible assets recognized upon the acquisition of businesses, excluding software. These costs are recorded in non-interest expenses - depreciation and amortization for the Canadian Banking, International Banking and Global Wealth Management operating segments, and non-interest income - net income from investments in associated corporations for the Other operating segment.

c)	Legal provision

In Q3 2024, the Bank recognized a $176 million expense for legal actions in Peru relating to certain value-added tax assessed amounts and associated interest. The legal actions arose from certain client transactions that occurred prior to the Bank’s acquisition of its Peruvian subsidiary. For further details, please refer to Note 24 of the Consolidated Financial Statements in the 2024 Annual Report to Shareholders.

In addition to the above, the following adjustment also impacted earnings per share calculation.

d)	Foreign currency loss on redemption of Subordinated Additional Tier 1 Capital Note

In Q3 2025, the Bank redeemed all outstanding U.S. $1,250 million 4.900% Fixed Rate Resetting Perpetual Subordinated Additional Tier 1 Capital Notes (AT1 Note). The redemption resulted in a foreign currency loss of $22 million, which was recognized in retained earnings. The loss was deducted from net income attributable to common shareholders for the purposes of calculating basic and diluted earnings per share (EPS). For the adjusted diluted EPS calculation, the loss was added back as an adjusting item (refer to page 9 for reconciliation). For further details, please refer to Note 11 and Note 17 of the Q3 2025 Quarterly Report to Shareholders.

8 Scotiabank Third Quarter Press Release 2025

Reconciliation of reported and adjusted diluted earnings per share

	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
($ millions)	2025	2025	2024	2025	2024
Reported Results
Net income attributable to common shareholders	$2,313	$1,841	$1,756	$5,179	$5,765
Foreign currency loss on redemption of Subordinated Additional Tier 1 Capital Notes	(22)	–	–	(22)	–

Net income attributable to common shareholders used to calculate basic earnings per common share	$2,291	$1,841	$1,756	$5,157	$5,765
Dilutive impact of share-based payment options and others	–	–	(15)	(136)	(46)

Net income attributable to common shareholders (diluted)	2,291	1,841	1,741	5,021	5,719
Weighted average number of diluted common shares outstanding (millions)	1,245	1,246	1,235	1,250	1,228

Diluted earnings per common share (in dollars)	1.84	1.48	1.41	4.02	4.66

Adjusted Results
Net income attributable to common shareholders used to calculate basic earnings per common share	$2,291	$1,841	$1,756	$5,157	$5,765
Impact of adjusting items on net income attributable to common shareholders(1)	28	56	277	1,262	303
Foreign currency loss on redemption of Subordinated Additional Tier 1 Capital Notes	22	–	–	22	–

Adjusted net income attributable to common shareholders used to calculate adjusted basic earnings per common share	2,341	1,897	2,033	6,441	6,068
Dilutive impact of share-based payment options and others	8	1	(16)	3	(46)

Adjusted net income attributable to common shareholders (diluted)	2,349	1,898	2,017	6,444	6,022
Weighted average number of diluted common shares outstanding (millions)	1,249	1,250	1,235	1,250	1,228

Adjusted diluted earnings per common share (in dollars)	1.88	1.52	1.63	5.16	4.90
Impact of adjustments on diluted earnings per share (in dollars)	$0.04	$0.04	$0.22	$1.14	$0.24

(1)	Refer to page 8 for details of adjusting items.

Scotiabank Third Quarter Press Release 2025 9

Reconciliation of reported and adjusted results by business line

	For the three months ended July 31, 2025(1)

($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other	Total
Reported net income (loss)	$958	$711	$420	$473	$(35)	$2,527
Net income attributable to non-controlling interests in subsidiaries (NCI)	–	41	3	–	36	80

Reported net income attributable to equity holders	958	670	417	473	(71)	2,447
Reported net income attributable to preferred shareholders and other equity instrument holders	–	–	–	–	134	134

Reported net income attributable to common shareholders	$958	$670	$417	$473	$(205)	$2,313

Adjustments:
Adjusting items impacting non-interest income and total revenue (Pre-tax)
Amortization of acquisition-related intangible assets	–	–	–	–	8	8

Adjusting items impacting non-interest expenses (Pre-tax)
Divestitures and wind-down of operations	–	–	–	–	(23)	(23)
Amortization of acquisition-related intangible assets	1	7	9	–	–	17

Total non-interest expenses adjustments (Pre-tax)	1	7	9	–	(23)	(6)

Total impact of adjusting items on net income before taxes	1	7	9	–	(15)	2
Total impact of adjusting items on income tax expense	–	(2)	(2)	–	(7)	(11)

Total impact of adjusting items on net income	1	5	7	–	(22)	(9)

Impact of adjusting items on NCI	–	–	–	–	37	37

Total impact of adjusting items on net income attributable to equity holders	1	5	7	–	15	28

Adjusted net income (loss)	$959	$716	$427	$473	$(57)	$2,518

Adjusted net income attributable to equity holders	$959	$675	$424	$473	$(56)	$2,475

Adjusted net income attributable to common shareholders	$959	$675	$424	$473	$(190)	$2,341

(1) Refer to Business Segment Review section of the Bank’s Q3 2025 Quarterly Report to Shareholders.
	For the three months ended April 30, 2025(1)

($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other	Total
Reported net income (loss)	$613	$714	$401	$412	$(108)	$2,032
Net income attributable to non-controlling interests in subsidiaries (NCI)	–	38	2	(1)	17	56

Reported net income attributable to equity holders	613	676	399	413	(125)	1,976
Reported net income attributable to preferred shareholders and other equity instrument holders	–	–	–	–	135	135

Reported net income attributable to common shareholders	$613	$676	$399	$413	$(260)	$1,841

Adjustments:
Adjusting items impacting non-interest income and total revenue (Pre-tax)
Divestitures and wind-down of operations	–	–	–	–	9	9
Amortization of acquisition-related intangible assets	–	–	–	–	9	9

Total non-interest income and total revenue adjustments (Pre-tax)	–	–	–	–	18	18

Adjusting items impacting non-interest expenses (Pre-tax)
Divestitures and wind-down of operations	–	–	–	–	26	26
Amortization of acquisition-related intangible assets	1	7	9	–	–	17

Total non-interest expenses adjustments (Pre-tax)	1	7	9	–	26	43

Total impact of adjusting items on net income before taxes	1	7	9	–	44	61
Total impact of adjusting items on income tax expense	(1)	(2)	(3)	–	(15)	(21)

Total impact of adjusting items on net income	–	5	6	–	29	40

Impact of adjusting items on NCI	–	–	–	–	16	16

Total impact of adjusting items on net income attributable to equity holders	–	5	6	–	45	56

Adjusted net income (loss)	$613	$719	$407	$412	$(79)	$2,072

Adjusted net income attributable to equity holders	$613	$681	$405	$413	$(80)	$2,032

Adjusted net income attributable to common shareholders	$613	$681	$405	$413	$(215)	$1,897

(1) Refer to Business Segment Review section of the Bank’s Q3 2025 Quarterly Report to Shareholders.

10 Scotiabank Third Quarter Press Release 2025

	For the three months ended July 31, 2024(1)

($ millions)	Canadian Banking(2)	International Banking(2)	Global Wealth Management(2)	Global Banking and Markets(2)	Other(2)	Total
Reported net income (loss)	$977	$664	$370	$368	$(467)	$1,912
Net income attributable to non-controlling interests in subsidiaries (NCI)	–	35	3	–	(2)	36

Reported net income attributable to equity holders	977	629	367	368	(465)	1,876
Reported net income attributable to preferred shareholders and other equity instrument holders	–	–	–	–	120	120

Reported net income attributable to common shareholders	$977	$629	$367	$368	$(585)	$1,756

Adjustments:
Adjusting items impacting non-interest income and total revenue (Pre-tax)
Divestitures and wind-down of operations	–	–	–	–	143	143

Adjusting items impacting non-interest expenses (Pre-tax)
Divestitures and wind-down of operations	–	–	–	–	(7)	(7)
Amortization of acquisition-related intangible assets	1	7	9	–	–	17
Legal provision	–	–	–	–	176	176

Total non-interest expenses adjustments (Pre-tax)	1	7	9	–	169	186

Total impact of adjusting items on net income before taxes	1	7	9	–	312	329
Impact of adjusting items on income tax expense	–	(2)	(2)	–	(46)	(50)

Total impact of adjusting items on net income	1	5	7	–	266	279
Impact of adjusting items on NCI	–	–	–	–	(2)	(2)

Total impact of adjusting items on net income attributable to equity holders	1	5	7	–	264	277

Adjusted net income (loss)	$978	$669	$377	$368	$(201)	$2,191

Adjusted net income attributable to equity holders	$978	$634	$374	$368	$(201)	$2,153

Adjusted net income attributable to common shareholders	$978	$634	$374	$368	$(321)	$2,033

(1)   Refer to Business Segment Review section of the Bank’s Q3 2025 Quarterly Report to Shareholders.

(2)   Effective Q1 2025, changes were made to the methodology used to allocate certain income, expenses and balance sheet items between business segments. Prior period results for each segment have been reclassified to conform with the current period’s methodology. Refer to page 2 for further details.

	For the nine months ended July 31, 2025(1)

($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other	Total
Reported net income (loss)	$2,484	$2,111	$1,230	$1,402	$(1,675)	$5,552
Net income attributable to non-controlling interests in subsidiaries (NCI)	–	114	7	(1)	(138)	(18)

Reported net income attributable to equity holders	2,484	1,997	1,223	1,403	(1,537)	5,570
Reported net income attributable to preferred shareholders and other equity instrument holders	–	–	–	–	391	391

Reported net income attributable to common shareholders	$2,484	$1,997	$1,223	$1,403	$(1,928)	$5,179

Adjustments:
Adjusting items impacting non-interest income and total revenue (Pre-tax)
Divestitures and wind-down of operations	–	–	–	–	9	9
Amortization of acquisition-related intangible assets	–	–	–	–	17	17

Total non-interest income and total revenue adjustments (Pre-tax)	–	–	–	–	26	26

Adjusting items impacting non-interest expenses (Pre-tax)
Divestitures and wind-down of operations	–	–	–	–	1,365	1,365
Amortization of acquisition-related intangible assets	3	22	27	–	–	52

Total non-interest expenses adjustments (Pre-tax)	3	22	27	–	1,365	1,417

Total impact of adjusting items on net income before taxes	3	22	27	–	1,391	1,443
Impact of adjusting items on income tax expense	(1)	(6)	(7)	–	(29)	(43)

Total impact of adjusting items on net income	2	16	20	–	1,362	1,400

Impact of adjusting items on NCI	–	–	–	–	(138)	(138)

Total impact of adjusting items on net income attributable to equity holders	2	16	20	–	1,224	1,262

Adjusted net income (loss)	$2,486	$2,127	$1,250	$1,402	$(313)	$6,952

Adjusted net income attributable to equity holders	$2,486	$2,013	$1,243	$1,403	$(313)	$6,832

Adjusted net income attributable to common shareholders	$2,486	$2,013	$1,243	$1,403	$(704)	$6,441

(1)	Refer to Business Segment Review section of the Bank’s Q3 2025 Quarterly Report to Shareholders.

Scotiabank Third Quarter Press Release 2025 11

	For the nine months ended July 31, 2024(1)

($ millions)	Canadian Banking(2)	International Banking(2)	Global Wealth Management(2)	Global Banking and Markets(2)	Other(2)	Total
Reported net income (loss)	$2,843	$2,062	$1,046	$1,131	$(879)	$6,203
Net income attributable to non-controlling interests in subsidiaries (NCI)	-	81	8	-	(2)	87

Reported net income attributable to equity holders	2,843	1,981	1,038	1,131	(877)	6,116
Reported net income attributable to preferred shareholders and other equity instrument holders	1	1	1	1	347	351

Reported net income attributable to common shareholders	$2,842	$1,980	$1,037	$1,130	$(1,224)	$5,765

Adjustments:
Adjusting items impacting non-interest income and total revenue (Pre-tax)
Divestitures and wind-down of operations	-	-	-	-	143	143

Adjusting items impacting non-interest expenses (Pre-tax)
Divestitures and wind-down of operations	-	-	-	-	(7)	(7)
Amortization of acquisition-related intangible assets	3	23	27	-	-	53

Legal provision	-	-	-	-	176	176

Total non-interest expenses adjustments (Pre-tax)	3	23	27	-	169	222

Total impact of adjusting items on net income before taxes	3	23	27	-	312	365
Impact of adjusting items on income tax expense	(1)	(6)	(7)	-	(46)	(60)

Total impact of adjusting items on net income	2	17	20	-	266	305
Impact of adjusting items on NCI	-	-	-	-	(2)	(2)

Total impact of adjusting items on net income attributable to equity holders	2	17	20	-	264	303

Adjusted net income (loss)	$2,845	$2,079	$1,066	$1,131	$(613)	$6,508

Adjusted net income attributable to equity holders	$2,845	$1,998	$1,058	$1,131	$(613)	$6,419

Adjusted net income attributable to common shareholders	$2,844	$1,997	$1,057	$1,130	$(960)	$6,068

(1)   Refer to Business Segment Review section of the Bank’s Q3 2025 Quarterly Report to Shareholders.

(2)   Effective Q1 2025, changes were made to the methodology used to allocate certain income, expenses and balance sheet items between business segments. Prior period results for each segment have been reclassified to conform with the current period’s methodology. Refer to page 2 for further details.

Reconciliation of International Banking’s reported, adjusted and constant dollar results

International Banking business segment results are analyzed on a constant dollar basis which is a non-GAAP measure. Under the constant dollar basis, prior period amounts are recalculated using current period average foreign currency rates. The following table presents the reconciliation between reported, adjusted and constant dollar results for International Banking for prior periods. The Bank believes that constant dollar is useful for readers to understand business performance without the impact of foreign currency translation and is used by management to assess the performance of the business segment.

Reported Results	For the three months ended						For the nine months ended
($ millions)	April 30, 2025			July 31, 2024(1)			July 31, 2024(1)
(Taxable equivalent basis)	Reported	Foreign exchange	Constant dollar	Reported	Foreign exchange	Constant dollar	Reported	Foreign exchange	Constant dollar
Net interest income	$2,179	$28	$2,151	$2,226	$36	$2,190	$6,720	$88	$6,632
Non-interest income	780	8	772	747	12	735	2,287	39	2,248

Total revenue	2,959	36	2,923	2,973	48	2,925	9,007	127	8,880
Provision for credit losses	550	6	544	589	9	580	1,729	18	1,711
Non-interest expenses	1,523	11	1,512	1,550	30	1,520	4,679	101	4,578

Income before taxes	886	19	867	834	9	825	2,599	8	2,591
Income tax expense	172	3	169	170	2	168	537	4	533

Net income	$714	$16	$698	$664	$7	$657	$2,062	$4	$2,058

Net income attributable to non-controlling interests in subsidiaries (NCI)	$38	$1	$37	$35	$-	$35	$81	$(4)	$85
Net income attributable to equity holders of the Bank	$676	$15	$661	$629	$7	$622	$1,981	$8	$1,973

Other measures
Average assets ($ billions)	$229	$3	$226	$233	$4	$229	$234	$3	$231
Average liabilities ($ billions)	$177	$2	$175	$179	$4	$175	$181	$3	$178

(1)

Effective Q1 2025, changes were made to the methodology used to allocate certain income, expenses and balance sheet items between business segments. Prior period results for each segment have been reclassified to conform with the current period’s methodology. Refer to page 2 for further details.

12 Scotiabank Third Quarter Press Release 2025

Adjusted Results	For the three months ended						For the nine months ended
($ millions)	April 30, 2025			July 31, 2024(1)			July 31, 2024(1)
(Taxable equivalent basis)	Adjusted	Foreign exchange	Constant dollar adjusted	Adjusted	Foreign exchange	Constant dollar adjusted	Adjusted	Foreign exchange	Constant dollar adjusted
Net interest income	$2,179	$28	$2,151	$2,226	$36	$2,190	$6,720	$88	$6,632
Non-interest income	780	8	772	747	12	735	2,287	39	2,248

Total revenue	2,959	36	2,923	2,973	48	2,925	9,007	127	8,880
Provision for credit losses	550	6	544	589	9	580	1,729	18	1,711
Non-interest expenses	1,516	11	1,505	1,543	31	1,512	4,656	102	4,554

Income before taxes	893	19	874	841	8	833	2,622	7	2,615
Income tax expense	174	3	171	172	2	170	543	3	540

Net income	$719	$16	$703	$669	$6	$663	$2,079	$4	$2,075

Net income attributable to non-controlling interests in subsidiaries (NCI)	$38	$1	$37	$35	$-	$35	$81	$(4)	$85
Net income attributable to equity holders of the Bank	$681	$15	$666	$634	$6	$628	$1,998	$8	$1,990

(1)

Effective Q1 2025, changes were made to the methodology used to allocate certain income, expenses and balance sheet items between business segments. Prior period results for each segment have been reclassified to conform with the current period’s methodology. Refer to page 2 for further details.

Return on equity

Return on equity is a profitability measure that presents the net income attributable to common shareholders (annualized) as a percentage of average common shareholders’ equity.

Adjusted return on equity is a non-GAAP ratio which represents adjusted net income attributable to common shareholders (annualized) as a percentage of average common shareholders’ equity.

Scotiabank Third Quarter Press Release 2025 13

Forward-looking statements

From time to time, our public communications include oral or written forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission (SEC), or in other communications. In addition, representatives of the Bank may include forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may include, but are not limited to, statements made in this document, the Management’s Discussion and Analysis in the Bank’s 2024 Annual Report under the headings “Outlook” and in other statements regarding the Bank’s objectives, strategies to achieve those objectives, the regulatory environment in which the Bank operates, anticipated financial results, and the outlook for the Bank’s businesses and for the Canadian, U.S. and global economies. Such statements are typically identified by words or phrases such as “believe,” “expect,” “aim,” “achieve,” “foresee,” “forecast,” “anticipate,” “intend,” “estimate,” “outlook,” “seek,” “schedule,” “plan,” “goal,” “strive,” “target,” “project,” “commit,” “objective,” and similar expressions of future or conditional verbs, such as “will,” “may,” “should,” “would,” “might,” “can” and “could” and positive and negative variations thereof.

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct and that our financial performance objectives, vision and strategic goals will not be achieved.

We caution readers not to place undue reliance on these statements as a number of risk factors, many of which are beyond our control and effects of which can be difficult to predict, could cause our actual results to differ materially from the expectations, targets, estimates or intentions expressed in such forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic and market conditions in the countries in which we operate and globally; changes in currency and interest rates; increased funding costs and market volatility due to market illiquidity and competition for funding; the failure of third parties to comply with their obligations to the Bank and its affiliates, including relating to the care and control of information, and other risks arising from the Bank’s use of third parties; changes in monetary, fiscal, or economic policy and tax legislation and interpretation; changes in laws and regulations or in supervisory expectations or requirements, including capital, interest rate and liquidity requirements and guidance, and the effect of such changes on funding costs; geopolitical risk (including the potential impact of new or elevated tariffs); changes to our credit ratings; the possible effects on our business and the global economy of war, conflicts or terrorist actions and unforeseen consequences arising from such actions; technological changes, including the use of data and artificial intelligence in our business, and technology resiliency; operational and infrastructure risks; reputational risks; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services, and the extent to which products or services previously sold by the Bank require the Bank to incur liabilities or absorb losses not contemplated at their origination; our ability to execute our strategic plans, including the successful completion of acquisitions and dispositions, including obtaining regulatory approvals; critical accounting estimates and the effect of changes to accounting standards, rules and interpretations on these estimates; global capital markets activity; the Bank’s ability to attract, develop and retain key executives; the evolution of various types of fraud or other criminal behaviour to which the Bank is exposed; anti-money laundering; disruptions or attacks (including cyberattacks) on the Bank’s information technology, internet connectivity, network accessibility, or other voice or data communications systems or services, which may result in data breaches, unauthorized access to sensitive information, denial of service and potential incidents of identity theft; increased competition in the geographic and in business areas in which we operate, including through internet and mobile banking and non-traditional competitors; exposure related to significant litigation and regulatory matters; environmental, social and governance risks, including climate change, our ability to implement various sustainability-related initiatives (both internally and with our clients and other stakeholders) under expected time frames, and our ability to scale our sustainable-finance products and services; the occurrence of natural and unnatural catastrophic events and claims resulting from such events, including disruptions to public infrastructure, such as transportation, communications, power or water supply; inflationary pressures; global supply-chain disruptions; Canadian housing and household indebtedness; the emergence or continuation of widespread health emergencies or pandemics, including their impact on the global economy, financial market conditions and the Bank’s business, results of operations, financial condition and prospects; and the Bank’s anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the Bank’s business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank’s financial results, businesses, financial condition or liquidity. These and other factors may cause the Bank’s actual performance to differ materially from that contemplated by forward-looking statements. The Bank cautions that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results, for more information, please see the “Risk Management” section of the Bank’s 2024 Annual Report, as may be updated by quarterly reports.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2024 Annual Report under the headings “Outlook”, as updated by quarterly reports. The “Outlook” and “2025 Priorities” sections are based on the Bank’s views and the actual outcome is uncertain. Readers should consider the above-noted factors when reviewing these sections. When relying on forward-looking statements to make decisions with respect to the Bank and its securities, investors and others should carefully consider the preceding factors, other uncertainties and potential events.

Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank’s shareholders and analysts in understanding the Bank’s financial position, objectives and priorities, and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. Except as required by law, the Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf.

Additional information relating to the Bank, including the Bank’s Annual Information Form, can be located on the SEDAR+ website at www.sedarplus.ca and on the EDGAR section of the SEC’s website at www.sec.gov.

14 Scotiabank Third Quarter Press Release 2025

Shareholders Information

Dividend and Share Purchase Plan

Scotiabank’s Shareholder Dividend and Share Purchase Plan allows common and preferred shareholders to purchase additional common shares by reinvesting their cash dividend without incurring brokerage or administrative fees. As well, eligible shareholders may invest up to $20,000 each fiscal year to purchase additional common shares of the Bank. All administrative costs of the plan are paid by the Bank. For more information on participation in the plan, please contact the transfer agent.

Website

For information relating to Scotiabank and its services, visit us at our website: www.scotiabank.com.

Conference Call and Web Broadcast

The quarterly results conference call will take place on August 26, 2025, at 8:15 am ET and is expected to last approximately one hour. Interested parties are invited to access the call live, in listen-only mode, by telephone at 416-340-2217, or toll-free at 1-800-806-5484 using ID 3178065# (please call shortly before 8:15 am ET). In addition, an audio webcast, with accompanying slide presentation, may be accessed via the Investor Relations page at www.scotiabank.com/investorrelations.

Following discussion of the results by Scotiabank executives, there will be a question and answer session. A telephone replay of the conference call will be available from August 26, 2025, to September 26, 2025, by calling 905-694-9451 or 1-800-408-3053 (North America toll-free) and entering the access code 6220080#.

Additional Information

Investors:

Financial Analysts, Portfolio Managers and other Institutional Investors requiring financial information, please contact Investor Relations:

Scotiabank

40 Temperance Street, Toronto, Ontario

Canada M5H 0B4

Telephone: (416) 775-0798

E-mail: investor.relations@scotiabank.com

Global Communications:

Scotiabank

40 Temperance Street, Toronto, Ontario

Canada M5H 0B4

E-mail: corporate.communications@scotiabank.com

Shareholders:

For enquiries related to changes in share registration or address, dividend information, lost share certificates, estate transfers, or to advise of duplicate mailings, please contact the Bank’s transfer agent:

Computershare Trust Company of Canada

100 University Avenue, 8th Floor

Toronto, Ontario, Canada M5J 2Y1

Telephone: 1-877-982-8767

E-mail: service@computershare.com

Co-Transfer Agent (USA)

Computershare Trust Company, N.A.

Telephone: 1-781-575-2000

E-mail: service@computershare.com

Street Courier/Address:

C/O: Shareholder Services

150 Royall Street

Canton, MA, USA 02021

Mailing Address:

PO Box 43078, Providence, RI, USA 02940-3078

For other shareholder enquiries, please contact the Corporate Secretary’s Department:

Scotiabank

40 Temperance Street

Toronto, Ontario, Canada M5H 0B4

Telephone: (416) 866-3672

E-mail: corporate.secretary@scotiabank.com

Scotiabank Third Quarter Press Release 2025 15

Rapport trimestriel disponible en français

Le rapport trimestriel et les états financiers de la Banque sont publiés en français et en anglais et distribués aux actionnaires dans la version de leur choix. Si vous préférez que la documentation vous concernant vous soit adressée en français, veuillez en informer Relations avec les investisseurs, La Banque de Nouvelle-Écosse, 40, rue Temperance, Toronto (Ontario), Canada M5H 0B4, en joignant, si possible, l’étiquette d’adresse, afin que nous puissions prendre note du changement.

Contact Information

Meny Grauman

Scotiabank Investor Relations

meny.grauman@scotiabank.com

Rebecca Hoang

Scotiabank Investor Relations

rebecca.hoang@scotiabank.com

16 Scotiabank Third Quarter Press Release 2025